FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 - Name and Address of Company

The Real Brokerage Inc. (the "Company" or "Real")
133 Richmond Street West

Suite 302

Toronto, Ontario

M5H 2L3

Item 2 - Date of Material Change

September 15, 2022

Item 3 - News Release

The Company disseminated a news release via Business Wire on September 15, 2022 in respect of the material change and the news release was subsequently filed on SEDAR at www.sedar.com.

Item 4 - Summary of Material Change

The Company announced the appointment of Ms. Dre Madden as Chief Marketing Officer ("CMO") of the Company.

Item 5 - Full Description of Material Change

5.1 - Full Description of Material Change

On September 15, 2022, the Company announced the appointment of Ms. Dre Madden as CMO of the Company, effectively immediately.

5.2 - Disclosure for Restructuring Transactions

Not applicable.

Item 6 - Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

Tamir Poleg

Chief Executive Officer

Tel: 646-469-7107

Item 9 - Date of Report

September 23, 2022